May 10, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Arthur C. Sandel

Re:	Barclays Dryrock Issuance Trust
Barclays Dryrock Funding LLC
Barclays Bank Delaware
Registration Statement on Form SF-3
File Nos. 333-228394, 333-228394-01 and 333-228394-02 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Barclays Dryrock Issuance Trust, Barclays Dryrock Funding LLC (the “Registrant”) and Barclays Bank Delaware, I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 5:00 p.m. (Eastern time) on May 14, 2019 or as soon as thereafter practicable.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

BARCLAYS DRYROCK FUNDING LLC

By: /s/ Yasser Rezvi
Name: Yasser Rezvi Title: President and Treasurer